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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON D.C. 20549




                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                      GLENBOROUGH REALTY TRUST INCORPORATED
             (Exact name of registrant as specified in its charter)


                  MARYLAND                                    94-3211970
      (State or other jurisdiction of                      (I.R.S. Employer
       incorporation or organization)                   Identification Number)

         400 SOUTH EL CAMINO REAL,
                 11TH FLOOR
           SAN MATEO, CALIFORNIA                                94402
  (Address of principal executive offices)                    (Zip Code)

If this form relates to the registration of      If this form relates to the registration of
a class of securities pursuant to Section        a class of securities pursuant to Section
12(b) of the Exchange Act and is effective       12(g) of the Exchange Act and is effective
pursuant to General Instruction A.(c),           pursuant to General Instruction A.(d),
please check the following box. [X]              please check the following box.  [ ]


Securities Act registration statement file number to which this form relates:
Not Applicable

Securities to be registered pursuant to Section 12(b) of the Act:


            Title of each class                     Name of each exchange on which
            to be so registered                     each class is to be registered
            -------------------                     ------------------------------
      Preferred Stock Purchase Rights                  New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None


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ITEM 1. Description of Registrant's Securities to Be Registered.

        On July 7, 1998, the Board of Directors of Glenborough Realty Trust Incorporated (the "Company") authorized and declared a dividend distribution of one Right for each outstanding share of its Common Stock, par value $0.001 per share (the "Company Common Stock"), to stockholders of record at the close of business on July 20, 1998 (the "Record Date"), and authorized the issuance of one Right with each share of Company Common Stock issued (including shares distributed from Treasury) by the Company thereafter between the Record Date and the Distribution Date (as defined below). Each Right entitles the registered holder, subject to the terms of the Rights Agreement (as defined below), to purchase from the Company one one-hundredth of a share (a "Unit") of Series B Preferred Stock, par value $.001 per share (the "Preferred Stock"), at a purchase price of $110 per Unit, subject to adjustment. The purchase price is payable in cash or by certified or bank check or money order payable to the order of the Company. The description and terms of the Rights are set forth in a Rights Agreement between the Company and Registrar and Transfer Company, as Rights Agent, dated as of July 20, 1998 (the "Rights Agreement"). Any capitalized terms not defined herein have the same meaning as set forth in the Rights Agreement.

        The Rights Agreement

        Initially, the Rights will attach to all certificates representing shares of outstanding Company Common Stock, and no separate Rights Certificates will be distributed. The Rights will separate from the Company Common Stock and the "Distribution Date" will occur upon the earlier of (i) ten business days following a public announcement (the date of such announcement being the "Stock Acquisition Date") that a person or group of affiliated or associated persons has acquired or otherwise obtained beneficial ownership of 15% or more of the then outstanding shares of Company Common Stock (an "Acquiring Person"), and
(ii) ten business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the then outstanding shares of Company Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by Company Common Stock certificates and will be transferred with and only with such Company Common Stock certificates, (ii) new Company Common Stock certificates issued after the Record Date (also including shares distributed from Treasury) will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates representing outstanding Company Common Stock will also constitute the transfer of the Rights associated with the Company Common Stock represented by such certificates.

        An "Acquiring Person" does not include (A) the Company; (B) any Subsidiary of the Company; (C) any employee benefit plan maintained by the Company or any of its Subsidiaries; (D) any trustee or fiduciary with respect to such employee benefit plan acting in such capacity or a trustee or fiduciary holding shares of Company Common


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Stock for the purpose of funding any such plan or employee benefits; (E) any
Person who has reported or is eligible to report such ownership on Schedule 13G under the Exchange Act (or any comparable or successor report), but only so long as (x) such Person is eligible to report such ownership on Schedule 13(G) under the Exchange Act (or any comparable or successor report), (y) such Person has not reported and is not required to report such ownership on Schedule 13(D) under the Exchange Act (or any comparable or successor report), and (z) such Person does not beneficially own 20% or more of the shares of Company Common Stock then outstanding; (F) any Person if the Board of Directors determines in good faith that such Person who would otherwise be an "Acquiring Person" became such inadvertently (including, without limitation, because (x) such Person was unaware that it beneficially owned a percentage of Company Common Stock that would otherwise cause such Person to be an "Acquiring Person" or (y) such Person was aware of the extent of its Beneficial Ownership of Company Common Stock but had no actual knowledge of the consequences of such Beneficial Ownership under this Agreement) and without any intention of changing or influencing control of the Company, and if such Person does not acquire any additional shares of Company Common Stock and as promptly as practicable divested or divests itself of Beneficial Ownership of a sufficient number of shares of Company Common Stock so that such Person would no longer be an "Acquiring Person;" (G) any person who, as of the date of the Rights Agreement, was the Beneficial Owner of 15% or more of the Company Common Stock outstanding as of such date; provided, however, that if any Person that, on such date, beneficially owned 15% or more of the Company Common Stock outstanding as of such date shall, after such date, acquire any additional shares of Company Common Stock such that such Person's beneficial ownership of Company Common Stock, expressed as a percentage of the total number of Company Common Stock then outstanding, shall be 1% or more greater than the beneficial ownership of Company Common Stock of such Person on such date (expressed as a percentage of the total number of shares of Company Common Stock outstanding on such date) then such Person shall be deemed to be an "Acquiring Person;" or (H) any Person who becomes the Beneficial Owner of 15% or more of the then outstanding shares of Company Common Stock as a result of the acquisition of shares of Company Common Stock directly from the Company in one or more transactions approved by a majority of the Board of Directors (including a majority of the Independent Directors), and (ii) no Person shall be deemed an "Acquiring Person" as a result of the acquisition of shares of Company Common Stock by the Company which, by reducing the number of shares of Company Common Stock outstanding, increases the proportional number of shares beneficially owned by such Person; provided, however, that if (A) a Person would become an Acquiring Person (but for the operation of this subclause (ii)) as a result of the acquisition of shares of Company Common Stock by the Company and (B) after such share acquisition by the Company, such Person becomes the Beneficial Owner of any additional shares of Company Common Stock, then such Person shall be deemed an Acquiring Person unless upon becoming the Beneficial Owner of such additional shares (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding shares of Company Common Stock or pursuant to a split or subdivision of


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the Company Common Stock) such Person is the Beneficial Owner of less than 15%
of the then outstanding shares of Company Common Stock.

        The Rights are not exercisable until the Distribution Date and will expire at the close of business on the tenth anniversary of the Rights Agreement unless earlier redeemed or exchanged by the Company or terminated pursuant to a merger or other acquisition transaction involving the Company pursuant to a merger or other acquisition agreement approved by the Company's Board of Directors (as described below). Under certain circumstances the exercisability of the Rights may be suspended.

        As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Company Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.

        In the event that a person becomes an Acquiring Person, then, in such case, each holder of a Right will thereafter have the right to receive, upon exercise, Units of Preferred Stock or, at the Company's option, shares of Company Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. The exercise price is the purchase price multiplied by the number of Units of Preferred Stock issuable upon exercise of a Right prior to the event described in this paragraph. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

        In the event that, at any time following the date that any person becomes an Acquiring Person, (i) the Company is acquired in a merger or other business combination transaction and the Company is not the surviving corporation, (ii) any person merges with the Company and all or part of the Company Common Stock is converted or exchanged for securities, cash or property of the Company or any other person or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock of the Acquiring Person having a value equal to two times the exercise price of the Right.

        The purchase price payable, and the number of Units of Preferred Stock issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to the holders of the Preferred Stock of evidences of indebtedness, cash or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).


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        With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments amount to at least 1% of the purchase price. The Company is not required to issue fractional shares of Preferred Stock (other than fractions which are integral multiples of one one-hundredth of a share of Preferred Stock which may be evidenced by depositary receipts). In lieu thereof, an adjustment in cash may be made based on the current market price of a share of Preferred Stock on the day of exercise.

        At any time until ten business days following the Stock Acquisition Date, a majority of the Board of Directors (including, following the date on which there is an Acquiring Person, the majority of the Independent Directors) may redeem the Rights in whole, but not in part, at a price of $.001 per Right (subject to adjustment in certain events) (the "Redemption Price") payable, at the election of the majority of the Board of Directors (including, following the date on which there is an Acquiring Person, a majority of the Independent Directors), in cash or shares of Company Common Stock or in any other form of consideration deemed appropriate by the Board of Directors. Immediately upon the action of a majority of the Board of Directors (including, following the date on which there is an Acquiring Person, a majority of the Independent Directors) ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

        Upon the closing of any merger or other acquisition transaction involving the Company pursuant to a merger or other acquisition agreement between the Company and any Person (or one or more of such Person's Affiliates or Associates) which agreement has been approved by the Board of Directors prior to such Person becoming an Acquiring Person, the Rights Agreements and the Rights shall be deemed terminated.

        The Company may at any time after there is an Acquiring Person, by action of a majority of the Board of Directors (including a majority of the Independent Directors), exchange all or part of the then outstanding and exercisable Rights (other than Rights that shall have become null and void) for shares of Company Common Stock pursuant to a one-for-one exchange ratio, as adjusted.

        Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Units of Preferred Stock (or other consideration).

        Any of the provisions of the Rights Agreement may be amended without the approval of the holders of Company Common Stock at any time prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights


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Agreement; provided, however, that no amendment to adjust (i) the time period governing redemption shall be made at such time as the Rights are not redeemable or (ii) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the Rights of and/or benefiting, the holders of Rights. In addition, after a person becomes an Acquiring Person, no amendment or supplement may be made without the approval of a majority of the Board of Directors (including a majority of the Independent Directors).

        Description of Preferred Stock

        The Units of Preferred Stock that may be acquired upon exercise of the Rights will be nonredeemable and subordinate to any other shares of preferred stock that may be issued by the Company.

        Each Unit of Preferred Stock will have a minimum preferential quarterly dividend of $.01 per Unit or any higher per share dividend declared on the Company Common Stock.

        In the event of liquidation, the holder of a Unit of Preferred Stock will receive a preferred liquidation payment equal to the greater of $.01 per Unit and the per share amount paid in respect of a share of the Company Common Stock.

        Each Unit of Preferred Stock will have one vote, voting together with the Company Common Stock.

        In the event of any merger, consolidation or other transaction in which shares of Company Common Stock are exchanged, each Unit of Preferred Stock will be entitled to receive the per share amount paid in respect of each share of Company Common Stock.

        The rights of holders of the Preferred Stock with respect to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

        Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the economic value of one Unit of Preferred Stock that may be acquired upon the exercise of each Right should approximate the economic value of one share of Company Common Stock.

ITEM 2. Exhibits.

EXHIBIT
NUMBER  DESCRIPTION OF EXHIBIT

1. Rights Agreement, dated as of July 20, 1998, between the Company and Registrar and Transfer Company together with: Exhibit A Form of Rights


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          Certificate; Exhibit B Summary of Rights to Purchase Preferred Stock;
          and Exhibit C Form of Articles Supplementary of the Series B Preferred Stock.


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                                    SIGNATURE

               Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                GLENBOROUGH REALTY TRUST INCORPORATED

                                Date:  July 16, 1998

                                By:  /s/ Robert Batinovich
                                   -----------------------------------------
                                     Robert Batinovich
                                     Chairman and Chief Executive Officer


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                                    EXHIBITS


EXHIBIT
Number    Description of Exhibit
------    ----------------------
1.        Rights Agreement, dated as of July 20, 1998, between the Company and
          Registrar and Transfer Company together with: Exhibit A Form of Rights
          Certificate; Exhibit B Summary of Rights to Purchase Preferred Stock;
          and Exhibit C Form of Articles Supplementary of the Series B Preferred
          Stock.


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